UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 January 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Interim results, six months ended 31 December 2020
Dated 28 January 2021

Interim results, six months ended 31 December 2020 28 January 2021

Encouraging return to growth, good cash generation and increased dividend

Financial highlights

●
Reported net sales (£6.9 billion) down 4.5%, as organic growth of 1.0% was more than offset by unfavourable exchange. Reported operating profit (£2.2 billion) declined 8.3%, driven by unfavourable exchange and a decline in organic operating profit.

●
Organic net sales up 1.0%, despite a significant impact from Travel Retail and on-trade restrictions. North America was up 12.3%, offsetting declines in other regions, except for Africa which was broadly flat.

●	North America growth was driven by resilient consumer demand, share growth of total beverage alcohol, positive category mix and the replenishment of stock levels by distributors and retailers
●	Organic operating profit down 3.4%, driven by channel and category mix. Productivity benefits from everyday cost efficiencies largely offset cost of goods sold inflation
●
Net cash from operating activities up £0.7 billion to £2.0 billion, and free cash flow up £0.8 billion to £1.8 billion. This primarily reflects a lower tax payment and working capital benefit driven by reduced creditor balances at the end of fiscal 20, as a result of reduced sales demand and cost control measures triggered in response to Covid-19.  Creditor balances have now recovered to more normalised levels.

●	Basic eps of 67.6 pence decreased 14.6%. Pre-exceptional eps declined 12.8% to 69.9 pence, driven primarily by unfavourable exchange and lower operating profit.
●	Interim dividend increased 2% to 27.96 pence per share.
●
Strong sequential performance improvement in all regions compared to the second half of fiscal 20. Expecting continued impact in the second half of fiscal 21 from on-trade restrictions and disruption to Travel Retail.

Strategic and operational highlights in F21 H1

●	Supported the recovery of the hospitality sector through 'Raising the Bar,' our $100 million global two-year programme, which has already reached around 30,000 outlets in seven countries
●	Rapidly responded to increased consumer demand in the off-trade channel, leading to market share gains.
●	Delivered broad-based growth across most categories, including tequila, gin, Canadian whisky, US whiskey, liqueurs and ready to drink.
●	Leveraged deep understanding of consumer behaviour, innovating across our brands to recruit new consumers and unlock new occasions in convenience and at-home.
●	Increased investment in digital capabilities, including e-commerce.
●	Continued capex investment in capacity, consumer experiences and sustainability.
●	Completed acquisition of Aviation American Gin and Davos Brands, further premiumising our portfolio.
●	Leveraged our embedded culture of everyday efficiency to drive continued productivity savings.
●	Launched 'Society 2030: Spirit of Progress', our 10-year sustainability action plan, building on our strong track record in sustainability and responsibility.

See Explanatory Notes for explanation and reconciliation of non-GAAP measures.

Ivan Menezes, Chief Executive, said:

"We delivered a strong performance in a challenging operating environment, returning to top line organic sales growth during the half. We rapidly pivoted to the channels and occasions most relevant to consumers and invested behind new opportunities. This more than offset the impact of on-trade restrictions and the decline in Travel Retail.

North America, our largest market, performed particularly strongly and ahead of our expectations. Consumer demand has been resilient and the spirits category continues to gain share of total beverage alcohol. Across other regions we delivered strong sequential improvement compared to the second half of fiscal 20. This reflects improved market share performance through excellent execution in the off-trade channel, and the partial re-opening of the on-trade channel in certain markets.

Organic operating margin improved compared to the second half of fiscal 20 driven by increased operating leverage and tight control of discretionary expenditure. The decline compared to the first half of fiscal 20 reflected an adverse channel and portfolio mix. We expect margins to improve as the on-trade and Travel Retail recover and with the continued benefit of everyday efficiency.

Our proprietary tools and data-led insights are enabling us to invest smartly in effective marketing and innovation. We continue to strengthen brand equity, premiumise our portfolio and expand our digital capabilities.

I am proud of the creativity and adaptability of our people and their exemplary commitment to supporting our customers and communities. Our $100 million global commitment to support the recovery of the hospitality sector has already reached around 30,000 outlets in seven countries. We expect ongoing volatility and disruption in the second half of the year, particularly in the on-trade channel, which will make performance more challenging. The medium and long-term growth drivers and opportunities for our business remain intact and I am confident in our strategy, the resilience of our business and Diageo's ability to emerge stronger.

Key financial information
Six months ended 31 December 2020

Summary financial information

		F21 H1	F20 H1	Organic growth%	Reported growth%
Volume	EUm	128.3	130.5	-	(2)
Net sales	£ million	6,874	7,200	1	(5)
Marketing	£ million	1,085	1,116	1	(3)
Operating profit before exceptional items	£ million	2,256	2,501	(3)	(10)
Exceptional operating items(i)	£ million	(17)	(59)
Operating profit	£ million	2,239	2,442		(8)
Share of associate and joint venture profit after tax	£ million	154	176		(13)
Non-operating exceptional items(i)	£ million	5	-
Net finance charges	£ million	(200)	(154)
Exceptional taxation (charge)/credit(i)	£ million	(42)	14
Tax rate including exceptional items	%	24.4	21.5		13
Tax rate before exceptional items	%	22.4	21.6		4
Profit attributable to parent company's shareholders	£ million	1,580	1,865		(15)
Basic earnings per share	pence	67.6	79.2		(15)
Earnings per share before exceptional items	pence	69.9	80.2		(13)
Interim dividend	pence	27.96	27.41		2
(i)   For further details on exceptional items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.

Outlook for net sales
We are not providing specific guidance due to the ongoing volatility. However, we will be lapping the second half of fiscal 20, which was significantly impacted by the onset of Covid-19 and therefore expect to see improvement over this weak comparator period across all regions. We expect to see continued momentum in North America, augmented by a lapping of inventory reductions by distributors. The pace of recovery in other regions will be more closely aligned with the gradual reopening of the on-trade and the degree to which restrictions continue to be in place. We expect Travel Retail to continue to be heavily impacted by the reduction in travellers.

Outlook for operating margin
We expect organic operating profit growth in the second half of fiscal 21 will be ahead of organic net sales growth in all regions due to the weak comparator period, except North America, where we experienced strong organic operating margin gains in the second half of fiscal 20. Organic operating margin in the second half of fiscal 21 will continue to be pressured from channel and product mix as Travel Retail will continue to be heavily impacted and restrictions on the on-trade continue. We expect to continue investing in advertising and promotion to emerge stronger from the crisis.

Outlook for working capital
We closed the first half with a negative net working capital position more like the level we typically see at fiscal year end. We expect some net working capital build in the second half as we move back to a more normalised profile reverting to pre Covid-19 levels at June 2021.

Outlook for exchange
Given the continued uncertainty caused by the ongoing Covid-19 pandemic, we are not able to provide specific financial guidance and, therefore, the expected impact of exchange for the year ending 30 June 2021.

Outlook for tax
The tax rate before exceptional items for the six months ended 31 December 2020 was 22.4% compared with 21.6% for the six months ended 31 December 2019. We expect the tax rate before exceptional items for the year ending 30 June 2021 to be in the upper end of the 21-22% range. For further details on taxation see Summary Income Statement (e) Taxation and Notes, Taxation.

Return of capital
On 25 July 2019, the Board approved plans for a further return of capital programme of up to £4.5 billion to shareholders over the three-year period to 30 June 2022.

On 1 August 2019, Diageo entered into a non-discretionary agreement with a third party bank to execute the first phase of this return of capital programme to enable the company to buy back shares up to a maximum of £1.25 billion by 31 January 2020. This agreement was executed in full with 38.7 million shares repurchased to a value of £1.25 billion. All shares purchased under the share buyback programme were cancelled. On 9 April 2020, Diageo announced that it had not initiated the next phase of the three-year programme. Given our elevated leverage ratio we have paused the programme until the leverage ratio is back within target range.

At 31 December 2020, the leverage ratio, calculated as adjusted net debt to adjusted EBITDA, was 3.4x, in-line with the leverage ratio at 30 June 2020. Diageo anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021.

(i)See Explanatory Notes for explanation and reconciliation of non-GAAP measures.

Net sales (£ million)
Reported net sales declined 4.5%
Organic net sales grew 1.0%

(i

Net sales	£ million
F20 H1	7,200
Exchange(i)	(328)
Acquisitions and disposals	(60)
Reclassification(ii)	(6)
Volume	(17)
Price/mix	85
F21 H1	6,874

(i)  Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(ii) In the six months ended 31 December 2020, £6 million has been reclassified from marketing to sales.

Reported net sales declined 4.5%, as growth in organic net sales was impacted by unfavourable foreign exchange and to a lesser extent by the negative impact of acquisitions and disposals.

Organic net sales grew 1.0% driven by 1.2% positive price/mix, partially offset by a 0.2% reduction in volume. Price/mix was positive in North America and Africa. Strong growth in North America was offset by declines in all other regions except for Africa, which was roughly flat. Net sales benefitted from the replenishment of stock levels by distributors and retailers in certain markets, mainly North America. This was partially offset by continued customer de-stocking in Travel Retail.

Operating profit (£ million)

Reported operating profit declined 8.3%

Organic operating profit declined 3.4%

Operating profit	£ million
F20 H1	2,442
Exceptional operating items(i)	42
Exchange	(134)
Acquisitions and disposals	(18)
FVA(ii)	(8)
Organic movement	(85)
F21 H1	2,239
(i)      For further details on exceptional items see Summary Income Statement (c) Exceptional Items.
(ii)     Fair value adjustments. For further details on fair value remeasurement see Summary Income Statement (d) Fair value remeasurement.

Reported operating profit was down 8.3% mainly driven by unfavourable exchange, decline in organic operating profit, the impact of acquisitions and disposals and fair value adjustments partially offset by lower exceptional operating items.

Organic operating profit declined 3.4%, with the impact of lower organic operating margin only partially offset by higher sales.

Operating margin (%)

Reported operating margin declined 134bps

Organic operating margin declined 153bps

Operating margin	ppt
F20 H1	33.9
Exceptional operating items	0.58
Exchange	(0.36)
Acquisitions and disposals	0.05
Other(i)	(0.08)
Gross margin	(1.74)
Marketing	0.04
Other operating items	0.17
F21 H1	32.6
(i)            Fair value adjustments and reclassification.

Reported operating margin declined 134bps mainly driven by decline in organic operating margin and unfavourable exchange partially offset by lower exceptional operating items.

Organic operating margin declined 153bps driven by unfavourable channel and category mix, with productivity benefits from everyday cost efficiencies largely offsetting cost of goods sold inflation.

Basic earnings per share (pence)

Basic eps declined 14.6% from 79.2 pence to 67.6 pence

Eps before exceptional items declined 12.8% from 80.2 pence to 69.9 pence

(

Basic earnings per share	pence
F20 H1	79.2
Exceptional items after tax	(1.3)
Exchange on operating profit	(5.7)
Acquisitions and disposals(i)	(0.8)
Organic operating profit	(3.7)
Associates and joint ventures	(1.0)
Finance charges(ii)	(1.4)
Tax(iii)	1.8
Share buyback(i)	0.4
Non-controlling interests	0.4
Other(iv)	(0.3)
F21 H1	67.6

(i)      Includes finance charges net of tax.
(ii)     Excludes finance charges related to acquisitions, disposals and share buyback.
(iii)    Excludes tax related to acquisitions, disposals and share buyback.
(iv)    Fair value adjustments.

Basic eps decreased 11.6 pence as unfavourable exchange, decline in organic operating profit, finance charges and exceptional items after tax more than offset the lower tax charge.

Eps before exceptional items declined 10.3 pence driven by unfavourable exchange, decline in organic operating profit, increased finance charges and a reduction in profit from associates and joint ventures. These were partially offset by tax, lower non-controlling interests and the impact of the share buyback programme in fiscal 20.

Free cash flow (£ million)

Generated £1,998 million from operating activities(i) and

                                                 £1,753 million free cash flow.

Free cash flow	£ million
F20 H1	966
Exchange(ii)	(134)
Operating profit(iii)	(109)
Working capital(iv)	649
Capex	80
Tax	231
Interest	(29)
Other(v)	99
F21 H1	1,753

(i)      Net cash from operating activities excludes net capex and movements in loans and other investments (F21 H1 - £(245) million; F20 H1 - £(322) million).
(ii)     Exchange on operating profit before exceptional items.
(iii)    Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.
(iv)    Working capital movement includes maturing inventory.
(v)     Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £1,998 million, an increase of £710 million compared to the prior period. Free cash flow was £1,753 million, £787 million higher compared to the prior period. This was primarily driven by working capital benefits as a result of a large increase in creditors relative to the end of June 2020, where we saw a particularly low creditor balance as a result of reduced sales and lower discretionary spend. We also saw benefits from lapping one-off tax payments, higher dividends from joint ventures and associates, and decreased capital expenditure. This increase was partially offset by an unfavourable movement in exchange and a decline in operating profit.

Return on average invested capital (%)(i)
ROIC decreased 175bps

Return on average invested capital	ppt
F20 H1	17.5
Exchange	(0.84)
Acquisitions and disposals	(0.31)
Organic operating profit	(0.74)
Associates and joint ventures	(0.29)
Tax	(0.25)
Other	0.68
F21 H1	15.8

(i)  ROIC calculation excludes exceptional operating items from operating profit.

ROIC decreased 175bps against the prior comparable period driven mainly by unfavourable exchange and decline in organic operating profit.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	6	1.6	8	199	10	39	9	106
Europe and Turkey	(6)	(1.4)	(13)	(223)	(6)	(16)	(27)	(169)
Africa	(8)	(1.5)	(12)	(103)	(13)	(13)	(40)	(64)
Latin America and Caribbean	4	0.5	(15)	(101)	(31)	(35)	(23)	(60)
Asia Pacific	(3)	(1.4)	(6)	(82)	(2)	(5)	(11)	(46)
Corporate	-	-	(59)	(16)	(50)	(1)	(15)	(12)
Diageo	(2)	(2.2)	(5)	(326)	(3)	(31)	(10)	(245)

Organic growth by region

	Volume		Net sales		Marketing		Operating profit(i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	8	2.0	12	307	10	42	14	164
Europe and Turkey	(5)	(1.2)	(10)	(163)	(4)	(10)	(23)	(139)
Africa	(1)	(0.2)	-	(3)	(6)	(6)	(22)	(35)
Latin America and Caribbean	4	0.5	(1)	(9)	(15)	(15)	(5)	(12)
Asia Pacific	(3)	(1.4)	(3)	(48)	(1)	(3)	(11)	(48)
Corporate	-	-	(59)	(16)	-	-	(18)	(15)
Diageo	-	(0.3)	1	68	1	8	(3)	(85)

(i) Before operating exceptional items.

Notes to the business and financial review

Unless otherwise stated:

●     commentary below refers to organic movements
●     volume is in millions of equivalent units (EUm)
●     net sales are sales after deducting excise duties
●     percentage movements are organic movements
●     share refers to value share

See Explanatory Notes for explanation of the calculation and use of non-GAAP measures.

BUSINESS REVIEW
Six months ended 31 December 2020

North America

North America delivered net sales growth of 12%, with growth across all three key markets. US Spirits net sales increased 15%, with growth across all categories, driven by resilient consumer demand, spirits continuing to take share of total beverage alcohol and positive category mix. It also reflects the  replenishment of stock levels by distributors and retailers. Tequila net sales grew 80% driven by strong growth of Don Julio and Casamigos. Net sales of Crown Royal increased 4%, primarily driven by the continued strong performance of innovation. Bulleit grew net sales 17%. Scotch grew 6% driven by good performances from Johnnie Walker and Buchanan's partially offset by a decline in malts. Vodka net sales grew 6% with Cîroc delivering net sales growth of 17% and Smirnoff net sales increasing 3%. Baileys net sales increased 12% driven by a combination of pricing, new innovation and a continued focus on Baileys' positioning as a year-round, indulgent treat. Captain Morgan net sales grew 9% driven by growth in Captain Morgan Spiced and innovations. Diageo Beer Company USA net sales grew 7%, with strong growth in Smirnoff flavoured malt beverages, partially offset by a decline in Guinness which continued to be impacted by on-trade channel restrictions due to Covid-19. Net sales in Canada increased 7% with broad-based growth in spirits and ready to drink more than offsetting a decline in beer due to its on-trade exposure. North America operating margin increased 80bps. This reflects strong operating leverage and lower discretionary expenditure, partially offset by dilutive category and channel mix.

Key financials £ million:
	F20 H1	FX	Acquisitions and disposals	Organic movement	F21 H1	Reported movement%
Net sales	2,502	(101)	(7)	307	2,701	8
Marketing	404	(6)	3	42	443	10
Operating profit	1,120	(47)	(11)	164	1,226	9

Markets:					Global giants, local stars and reserve(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America(iii)	8	6	12	8	Crown Royal	3	3	-
					Smirnoff	5	3	(2)
US Spirits	10	10	15	11	Johnnie Walker	(1)	5	1
DBC USA	4	4	7	3	Captain Morgan	10	8	4
Canada	8	8	7	4	Don Julio	52	55	54
					Ketel One(iv)	11	-	(5)
Spirits	8	7	13	9	Guinness	(18)	(16)	(19)
Beer(v)	3	3	5	1	Baileys	5	12	7
Ready to drink(v)	25	4	47	26	Bulleit	13	16	12
					Cîroc vodka	15	16	12
					Casamigos	112	137	128
					Tanqueray	7	6	1

(i)    Spirits brands excluding ready to drink and flavoured malt beverages.
(ii)   Organic equals reported volume movement.
(iii)  Reported volume and net sales growth include impacts from the disposal of a portfolio of 19 brands to Sazerac in the prior period and the acquisition of Aviation Gin LLC ('Aviation Gin') and Davos Brands LLC ('Davos Brands') in the six months ended 31 December 2020.
(iv)  Ketel One includes Ketel One vodka and Ketel One Botanical.
(v)   Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

●
US Spirits net sales were up 15% with depletions behind shipments by approximately 3 percentage points, due to the replenishment of stock levels by distributors. Tequila sales increased 80% with Don Julio growing 56% and Casamigos growing 139% with both gaining spirits market and tequila category share. The acceleration of growth in our tequila portfolio reflects strong activations in the at-home occasion and some benefit from pricing taken on Casamigos. Crown Royal net sales were up 4% largely driven by continued momentum in Crown Royal Regal Apple, Crown Royal Peach and Crown Royal Vanilla growing strongly. Bulleit net sales grew 17% with upweighted marketing investment driving a strong performance in the off-trade channel. In scotch, Johnnie Walker grew net sales 11%, with strong growth across Johnnie Walker super deluxe, Johnnie Walker Red Label and Johnnie Walker Black Label. Buchanan's increased net sales 23% and grew category share. Our malt portfolio declined 33% due to its greater reliance on the on-trade channel. Vodka net sales grew 6%. Cîroc net sales increased 17% driven by growth in Cîroc core variant as well as key flavour variants resulting from refreshed activations to re-engage consumers. Smirnoff sales increased 3%. Ketel One performance was flat. Captain Morgan net sales increased 9%, largely driven by growth in Captain Morgan Spiced and a strong contribution from the launch of Captain Morgan Sliced Apple. Baileys net sales increased 12% due to pricing taken on Baileys Original and the successful launch of limited time offer Baileys Apple Pie.

●
Diageo Beer Company USA net sales grew 7%. Flavoured malt beverages net sales increased 26%. Beer net sales, excluding flavoured malt beverages, were down 15% as Guinness performance was impacted by on-trade restrictions due to Covid-19.

●
Net sales in Canada grew 7% with broad-based growth in spirits, particularly Baileys, and continued growth of ready to drink. This more than offset the decline in beer due to its higher on-trade exposure.

●
Marketing investment grew 10% driven by upweighted investment in at-home consumption opportunities to gain quality market share growth and redeployed investment to align with the shift in consumer behaviour, aided by the use of marketing analytics tools to maximise effectiveness.

Europe and Turkey

Europe and Turkey net sales declined 10%. The business achieved good net sales growth in Turkey, Northern Europe and Great Britain, reflecting strong momentum in off-trade channels. Ireland, Southern Europe and Eastern Europe were significantly impacted due to their high exposure to the on-trade channel. Recovery of the on-trade in the first quarter was not enough to offset the impact of severe restrictions in the second quarter. Reduced levels of international travel continued to severely impact Travel Retail Europe, which declined 72%. Beer net sales in Europe and Turkey declined 34%, driven primarily by Guinness, which was impacted by on-trade restrictions and closures particularly in Ireland and Great Britain. Scotch declined 10%. Growth of scotch in Turkey, Great Britain and Northern Europe was not enough to offset declines in Southern Europe, Travel Retail Europe and Eastern Europe. This was mainly driven by Johnnie Walker due to on-trade restrictions and closures as well as significant reduction in international tourism. Baileys and ready to drink grew 8% and 4% respectively driven by Great Britain, Northern Europe and Ireland. Gin declined 2%. Double digit growth in Gordon's in GB and Tanqueray in Northern Europe was not enough to offset declines in Southern Europe and Travel Retail Europe, where Covid-19 restrictions significantly impacted travel and tourism. Captain Morgan grew 7% driven by Great Britain and Southern Europe. Vodka declined 11% driven by Smirnoff in Southern Europe, Northern Europe, Travel Retail Europe and Eastern Europe. Total operating margin declined 539bps driven by adverse mix impact from on-trade closures and marketing investment ahead of net sales.

Key financials £ million:
	F20 H1	FX	Acquisitions and disposals	Organic movement	Other(iii)	F21 H1	Reported movement%
Net sales	1,666	(40)	(20)	(163)	-	1,443	(13)
Marketing	268	(5)	(1)	(10)	-	252	(6)
Operating profit before exceptional items	615	(16)	(7)	(139)	(7)	446	(27)
Exceptional operating items(iv)	-					(17)
Operating profit	615					429	(30)

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe and Turkey(vi)					Guinness	(26)	(33)	(32)
	(5)				Johnnie Walker	(11)
					Baileys	6	8	8
Great Britain	10	10	2	2	Smirnoff	(14)	(12)	(13)
Ireland	(17)	(23)	(37)	(40)	Captain Morgan	7	7	6
Northern Europe	-	-	7	10	Yenì Raki	-	(4)	(26)
Southern Europe	(18)	(18)	(21)	(17)	Tanqueray	(9)	(8)	(7)
Eastern Europe	(6)	(7)	(13)	(21)	JƐB	(13)	(16)	(16)
Turkey(vii)	12	12	18	(11)

Spirits	(2)	(2)	(4)	(7)
Beer(v)	(24)	(29)	(34)	(37)
Ready to drink(v)	1	1	4	5
(i)   Spirits brands excluding ready to drink and flavoured malt beverages.
(ii) Organic equals reported volume movement.
(iii) The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(iv) For further details on exceptional operating items see Summary Income Statement (c) Exceptional items and Notes, Exceptional items.
(v) Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(vi) From 1 July 2020, Europe and Turkey are managed as six individual markets: Great Britain, Ireland, Northern Europe, Southern Europe, Eastern Europe and Turkey, each with end-to-end accountability. This reflects how management reviews performance.
(vii)Variances between organic net sales movement and reported net sales movement are primarily a result of foreign exchange.

.

●
In Great Britain, net sales increased 2%. Strong momentum in the off-trade more than offset declines due to on-trade restrictions and closures. Spirits growth of 15%, driven by a strong market and market share gains across all categories in the off-trade. Beer declined in the on-trade. Despite this we saw beer on-trade share gains when restrictions were eased.

●
Ireland net sales declined 37%. Beer net sales were down 44% driven by on-trade restrictions and closures particularly impacting Guinness keg. Total spirits grew 4%, driven by Baileys, Gordon's and Captain Morgan. Both spirits and beer gained market share in the off-trade.

●
Northern Europe net sales increased 7%, reflecting strong off-trade growth primarily driven by liqueurs and scotch. Baileys grew 18%, benefitting from the successful launch of the Baileys Apple Pie limited time offer and Baileys Salted Caramel. Scotch sales were up 9% driven by scotch malts and Johnnie Walker. Gin sales increased 12% driven by Tanqueray and Gordon's. Vodka declined 24% driven by Smirnoff primarily as a result of exposure to the on-trade.

●	Southern Europe net sales were down 21% driven by reduced tourism and ongoing on-trade restrictions. Scotch declined 20% driven by Johnnie Walker and J&B.
●	In Eastern Europe net sales were down 13%. Scotch declined 18% driven by Johnnie Walker as a result of on-trade impacts and instability in Lebanon.
●	In Turkey, net sales were up 18% benefitting from strong off-trade momentum, particularly in scotch and raki. Growth in raki was driven by Tekirdağ raki.
●	Travel Retail Europe net sales declined 72% due to continued international travel restrictions.
●	Marketing investment declined 4%. A proportion of on-trade investment was redeployed into off-trade, e-commerce and gifting.

Africa

Africa net sales were flat. Growth in Nigeria and Africa Regional Markets was not enough to offset declines in East Africa and South Africa. East Africa declined 5% driven by Kenya, which was significantly impacted by on-trade restrictions, partly offset by growth in Tanzania and Uganda. Net sales in Nigeria grew 10%, driven by double digit growth of mainstream spirits and Malta Guinness, as well as strong growth in Guinness. In South Africa, net sales declined 10%, as a result of periodic bans on alcohol sales and other severe Covid-19 related restrictions impacting sales across all categories. Africa Regional Markets grew 7% driven by double digit growth of beer in Ghana and Cameroon. Total Beer declined 1% driven by Senator Keg and Tusker due to on-trade restrictions in Kenya, partly offset by growth in Guinness, Malta Guinness and Serengeti. Spirits performance was flat. Strong performance of mainstream spirits offset declines in scotch. Operating margin declined 434bps, driven by lower fixed cost absorption, one-off charges and input cost inflation partially offset by productivity initiatives.

Key financials £ million:
	F20 H1	FX	Acquisitions and disposals	Organic movement	F21 H1	Reported movement %
Net sales	848	(68)	(32)	(3)	745	(12)
Marketing	97	(7)	-	(6)	84	(13)
Operating profit	159	(29)	-	(35)	95	(40)

Markets:					Global giants and local stars(i):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(ii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(iii)	(1)	(8)	-	(12)	Guinness	8	9	4
					Johnnie Walker	(18)	(18)	(22)
East Africa	(5)	(5)	(5)	(12)	Smirnoff	2	(4)	(15)
Africa Regional Markets(iii)	4	(24)	7	(10)
Nigeria	10	10	10	-	Other beer:
South Africa(iii)	(7)	(12)	(10)	(28)
					Malta	12	13	3
Spirits	4	4	-	(9)	Senator	(28)	(25)	(31)
Beer(iv)	(6)	(6)	(1)	(8)	Tusker	(12)	(14)	(20)
Ready to drink(iii)(iv)	14	(12)	10	(21)	Serengeti	9	11	6
(i)    Spirits brands excluding ready to drink and flavoured malt beverages.
(ii)   Organic equals reported volume movement.
(iii)  Africa, Africa Regional Markets, South Africa and ready to drink reported volume movement impacted by acquisitions and disposals.
(iv)  Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

●
East Africa net sales declined 5%. Kenya declined 10%, driven by severe on-trade restrictions primarily impacting Senator Keg and Tusker sales. Tanzania grew 11% as it was minimally impacted by limited Covid-19 related lockdowns, and benefited from the ongoing successes of Serengeti Lager and Serengeti Lite.

●
In Africa Regional Markets, net sales grew 7%. Double digit growth in Malta Guinness and Guinness in Ghana, and Guinness in Cameroon, partly offset by double digit beer declines in Ethiopia due to civil unrest.

●
In Nigeria, net sales grew 10% due to the strong double digit growth of mainstream spirits, primarily driven by Orijin which benefitted from a refreshed marketing campaign and the development of a small formats strategy.

Beer grew 3% driven by Malta Guinness and Guinness despite the disruption in October due to the civil protests.
●
South Africa net sales declined 10%. Economic and social challenges were further exacerbated by the banning of alcohol sales across all channels for six weeks through July and August and starting again 28 December 2020. Scotch net sales declined 6% driven by Johnnie Walker partially offset by modest growth of Bell's and VAT69.

●	Marketing investment declined 6% due to on-trade savings. Overall spend was shifted to support new route to consumer programmes, off-trade and e-commerce. DIAGEO CONDENSED CONSOLIDATED INCOME STATEM

Latin America and Caribbean

Latin America and Caribbean net sales declined 1%. Declines in CCA, Travel Retail Latin America and Caribbean and Mexico were partially offset by growth in PUB, PEBAC and Colombia. In CCA, significantly reduced tourism resulted in a 21% net sales decline. Travel Retail Latin America and Caribbean net sales declined 100% due to continued international travel restrictions. Mexico net sales decreased 1% as growth in tequila and vodka was offset by declines in scotch. PUB net sales increased 21% primarily driven by double-digit growth in scotch and gin, aided by replenishment of stock levels by distributors and retailers. PEBAC net sales grew 16% supported by strong growth in scotch and liqueurs. Colombia net sales increased 7% driven by liqueurs, vodka and ready to drink. Scotch net sales across the region declined 5% as strong growth in White Horse and Black & White was more than offset by declines in Johnnie Walker, Buchanan's and Old Parr. Gin net sales grew 24% mainly due to strong momentum in Brazil. Tequila net sales grew 6% driven by growth of Don Julio in Mexico. Operating margin declined 133 bps as adverse product mix within scotch and market mix in the region more than offset reduced marketing investment and some pricing benefit.

Key financials £ million:
	F20 H1	FX	Reclassification(i)	Acquisitions and disposals	Organic movement	Other(ii)	F21 H1	Reported movement %
Net sales	680	(86)	(6)	-	(9)	-	579	(15)
Marketing	113	(14)	(6)	-	(15)	-	78	(31)
Operating profit	257	(47)	-	-	(12)	(1)	197	(23)

Markets:					Global giants and local stars(iii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iv)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	(6)	(11)	(21)
	4				Buchanan's	(16)
					Old Parr	(18)	(21)	(31)
PUB(vi)	12	12	21	(8)	Smirnoff	(13)	(1)	(18)
Mexico(vi)	(4)	(5)	(1)	(15)	Black & White	31	41	14
CCA	(10)	(10)	(21)	(23)	Tanqueray	5	18	(8)
Andean(vi)	14	15	7	(4)	Baileys	11	12	3
PEBAC(vi)	13	12	16	7

Spirits	4	4	(2)	(16)
Beer(v)	(7)	(7)	11	13
Ready to drink(v)	6	6	8	(10)
(i)   In the six months ended 31 December 2020, £6 million has been reclassified from marketing to sales.
(ii) The adjustment to cost of sales reflects the fair value remeasurement of biological assets in respect of growing agave plants.
(iii) Spirits brands excluding ready to drink and flavoured malt beverages.
(iv) Organic equals reported volume movement.
(v) Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(vi) Variances between organic net sales movement and reported net sales movement are primarily a result of foreign exchange.

●
PUB (Paraguay, Uruguay and Brazil) net sales increased 21%. Scotch net sales increased 25% driven by triple-digit growth in White Horse and growth in Johnnie Walker driven by Johnnie Walker Red Label, Johnnie Walker Black Label and Johnnie Walker super deluxe variants. Brazil delivered 33% growth. Strong consumption recovery in Brazil's domestic market, replenishment of stock levels by distributors and retailers, as well as some pricing benefit, more than offset net sales decline in border stores and the duty free channel. Momentum in gin continued with strong double-digit growth in Tanqueray and triple-digit growth in Gordon's.

●
Mexico net sales declined 1% impacted by continued economic slowdown as well as on-trade closures. Scotch declined 8% as double-digit growth of Black & White was offset by declines in Johnnie Walker and Buchanan's. Tequila grew 10% driven by Don Julio, supported by the local "Antes Que Don" campaign, limited editions and a strong activation plan, resulting in share gains in the off-trade. Vodka increased 9% primarily due to Smirnoff's X1 Spicy Tamarind innovation, which continued to perform strongly.

●
CCA (Caribbean and Central America) net sales declined 21% primarily as a result of reduced levels of international tourism and on-trade restrictions, which drove declines across all spirits categories. Scotch net sales decreased 24% as declines in Buchanan's, Johnnie Walker and Old Parr more than offset double-digit growth in Black & White.

●
Andean (Colombia and Venezuela) net sales increased 7% driven by Colombia. Growth in Colombia was primarily driven by strong double-digit growth of Baileys building on the brand's globally proven indulgent treat communication and occasions strategy. Vodka net sales grew strong double-digit due to the Smirnoff X1 Lulo innovation endorsed by a local trend-setting celebrity. Scotch net sales increased 1% driven by triple-digit growth in Black & White and double-digit growth in Johnnie Walker, partially offset by double-digit declines in Old Parr due to its high reliance on the on-trade.

●
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) net sales increased 16% driven by lapping social and political instability across key markets, as well as strong execution through new distribution partnerships. Scotch delivered double-digit net sales growth driven by Johnnie Walker, White Horse and Buchanan's.

●	Travel Retail Latin America and Caribbean net sales decreased 100% due to continued international travel restrictions.
●	Marketing investment was down 15%. On-trade marketing spend was reduced, and partially redeployed to the off-trade and e-commerce given at-home consumption trends.

Asia Pacific

Asia Pacific net sales decreased 3%. Strong growth in Greater China and Australia in the first half was offset by declines in Travel Retail Asia and Middle East, South East Asia and North Asia. The region was in growth excluding Travel Retail Asia and Middle East. Greater China net sales increased 15%, driven by Chinese white spirits and scotch. Australia net sales increased 23%, with growth across key categories. India net sales grew 1%. Spirits sales declined due to the continued economic slowdown and on-trade closures. This was more than offset by revenue from the United Spirits Limited owned cricket team due to the postponement of the Indian Premier League from March 2020 to October 2020. South East Asia net sales decreased 17% with declines across all key categories primarily driven by local market restrictions and the reduced levels of international travel. Travel Retail Asia and Middle East declined 81% due to the continued impact of Covid-19 on international travel. Operating margin decreased 237 bps driven by adverse market and category mix partially offset by overhead efficiencies.

Key financials £ million:
	F20 H1	FX	Acquisitions and disposals	Organic movement	F21 H1	Reported movement %
Net sales	1,477	(33)	(1)	(48)	1,395	(6)
Marketing	232	(2)	-	(3)	227	(2)
Operating profit before exceptional items	432	2	-	(48)	386	(11)
Exceptional operating items(i)	(59)				-
Operating profit	373				386	3

Markets:					Global giants and local stars(ii):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(iii)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	(3)	(3)	(3)	(6)	Johnnie Walker	(14)	(21)	(21)
					McDowell's	(3)	(3)	(11)
India(vi)	(2)	(2)	1	(7)	Shui Jing Fang(iv)	17	18	18
Greater China	6	6	15	15	Guinness	(9)	(11)	(13)
Australia	25	26	23	26	The Singleton	(3)	(3)	(2)
South East Asia	(15)	(15)	(17)	(21)	Royal Challenge	(11)	(11)	(17)
North Asia	5	2	(6)	(8)	Windsor	(35)	(27)	(28)
Travel Retail Asia and Middle East	(76)	(76)	(81)	(81)

Spirits	(3)	(3)	(6)	(8)
Beer(v)	(7)	(7)	(10)	(13)
Ready to drink(v)	9	9	14	17
(i)   For further details on exceptional operating items see Summary Income Statement, (c) Exceptional items and Notes, Exceptional items.
(ii)  Spirits brands excluding ready to drink and flavoured malt beverages.
(iii) Organic equals reported volume movement.
(iv) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(v)  Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(vi) Variances between organic net sales movement and reported net sales movement are primarily a result of foreign exchange.

●
In India, net sales grew 1%. Spirits declined due to the continued economic slowdown and on-trade closures. This was more than offset by revenue from the United Spirits Limited owned cricket team, Royal Challengers Bangalore, as the start of the Indian Premier League was rescheduled from March 2020 to October 2020. Net sales in the popular brands segment declined 10%. Prestige and Above segment net sales decreased 2% primarily driven by declines in vodka and IMFL whisky. Scotch net sales grew 1% driven by Johnnie Walker Red Label.

●
In Greater China, net sales increased 15% driven primarily by Chinese white spirits and scotch. Chinese white spirits grew 20% partly driven by route to consumer expansion. Scotch net sales increased 9% with double-digit growth in scotch malts and Johnnie Walker super deluxe.

●
In Australia, net sales increased 23% due to growth across all key categories driven by strong off-trade momentum. Ready to drink net sales grew 30% driven primarily by Bundaberg as well as strong growth in Smirnoff and Gordon's due to the Smirnoff Spiked Seltzers and Gordon's Pink Gin Premix innovations. Scotch net sales increased 17% driven by Johnnie Walker super deluxe. Gin net sales grew 48% due to continued momentum in Gordon's, Gordon's Premium Pink Distilled Gin and Gordon's Sicilian Lemon as well as Tanqueray. Baileys net sales increased 29% driven by strong growth in Baileys Original and Baileys Red Velvet innovation. Rum net sales delivered 20% growth driven by Bundaberg and Captain Morgan. Vodka net sales grew 23% due to Smirnoff.

●
In South East Asia, net sales decreased 17% with declines across all key categories primarily driven by local market restrictions and the reduced levels of international travel. Scotch net sales were down 8% as strong double-digit growth in scotch malts was more than offset by declines in Johnnie Walker.

●
In North Asia, net sales decreased 6%, with Japan and Korea each declining 6%. Performance in Japan was primarily driven by the decline of ready to drink. In Korea the main driver of decline was Windsor, partially offset by double-digit growth in Johnnie Walker.

●	Travel Retail Asia and Middle East net sales decreased 81% across the portfolio due to continued international travel restrictions.
●	Marketing investment declined 1% as a proportion of on-trade investment was redeployed into off-trade and e-commerce to focus on the at-home consumption occasion.

CATEGORY AND BRAND REVIEW

Six months ended 31 December 2020

Key categories:
	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	1	3	(2)
Scotch	(3)	(8)	(13)
Vodka(ii)(iv)	(2)	-	(6)
Canadian whisky	1	3	(1)
Rum(ii)	(6)	1	(3)
Liqueurs	3	8	5
Indian-Made Foreign Liquor (IMFL) whisky	1	(1)	(8)
Tequila	42	61	56
Gin(ii)	6	6	2
US whiskey	8	8	5
Beer(v)	(9)	(11)	(16)
Ready to drink(v)	10	13	4
(i)   Spirits brands excluding ready to drink and flavoured malt beverages.
(ii)  Vodka, rum, gin including IMFL brands.
(iii) Organic equals reported volume movement except for spirits 0%, vodka (3)%, rum (7)%, liqueurs 2%, gin 7%, beer (10)% and ready to drink (1)%, which were impacted by acquisitions and disposals.
(iv) Vodka includes Ketel One Botanical.
(v) Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

●
Scotch represents 24% of Diageo's net sales and declined 8%. Growth in North America of 2% was offset by declines in all other regions. Scotch performance was severely affected by the impact of Covid-19 on international travel, particularly in Asia Pacific. Excluding Travel Retail, scotch was broadly flat with growth in North America and Asia Pacific offset by declines in all other regions. Johnnie Walker net sales were down 12%, and scotch malts down 7%, driven by the impact of Covid-19 on Travel Retail sales and lapping Game of Thrones innovations. Primary scotch brands grew 16% driven by the growth of White Horse and Black & White in Latin America and Caribbean and Bell's in Europe and Turkey. Old Parr declined 19% driven by international tourism restrictions in Caribbean and Central America and restrictions on the on-trade channel in Colombia. Buchanan's net sales were down 2% with decline in Latin America and Caribbean partially offset by strong growth in North America driven by its strong presence in the off-trade channel. JƐB continued to decline with net sales down 12% driven by the impact of on-trade restrictions in Southern Europe.

●
Vodka represents 10% of Diageo's net sales and was broadly flat with growth in North America and Africa offset with decline in all other regions. Cîroc grew 11% driven mainly by US Spirits on the back of refreshed activations to engage with Cîroc's consumer base.  Smirnoff net sales were down 3% driven by declines in Europe and Turkey and Asia Pacific partially offset by growth in North America.  Ketel One net sales decreased 4% with North America performance flat and a decline in Europe and Turkey.

●
Canadian whisky represents 8% of Diageo's net sales and grew 3%. Growth of Crown Royal in North America was largely driven by continued momentum on flavours with Crown Royal Regal Apple, Crown Royal Vanilla and Crown Royal Peach all growing strongly.

●	Rum represents 6% of Diageo's net sales and grew 1% primarily driven by Captain Morgan in North America and Great Britain partially offset by a decline in McDowell's No.1 in India.
●
Liqueurs represent 7% of Diageo's net sales and grew 8% driven by Baileys. Baileys growth was broad based across regions, apart from Asia Pacific which declined 2%.  Performance was driven by Baileys Original, the successful launch of limited time offer Baileys Apple Pie, and continued focus on Baileys' positioning as a year-round indulgent treat.

●	IMFL whisky represents 5% of Diageo's net sales and declined 1% driven by the economic slowdown, and the impact of Covid-19 shutdowns, in India.
●	Tequila represents 7% of Diageo's net sales and grew 61% driven by strong performance of Don Julio and Casamigos in North America.
●
Gin represents 5% of Diageo's net sales and grew 6% with growth across all regions except Europe and Turkey. Gin growth was driven by strong double-digit growth in Africa and Latin America and Caribbean. Growth in Africa was mainly driven by Gilbey's in Kenya and broad-based growth of Gordon's across the region. Growth in Latin America and Caribbean was mainly driven by growth of Tanqueray and Gordon's in Brazil. The decline in Europe and Turkey was mainly due to the impact of on-trade closures and reduced tourism in Southern Europe and the impact of Covid-19 on Travel Retail Europe. Gin net sales grew 12% in both Northern Europe and Great Britain driven by Tanqueray and Gordon's, respectively. In Great Britain Gordon's performance was primarily driven by the successful launch of Gordon's Sicilian Lemon.

●	US whiskey represents 2% of Diageo's net sales and grew 8%. Performance continued to be driven by strong growth in Bulleit.
●
Beer represents 15% of Diageo's net sales and declined 11% with declines in all regions except North America and Latin America and Caribbean. Guinness declined 18% due to the impact of Covid-19 on the on-trade, particularly in Ireland and Great Britain. Smirnoff flavoured malt beverages in Diageo Beer Company USA grew 26% driven by innovation launches as well as increased consumption in the off-trade channel.

●
Ready to drink represents 4% of Diageo's net sales and grew 13% with broad-based growth across all regions, particularly North America and Australia. Australia performance was driven by Bundaberg, Smirnoff and Gordon's.

     .

Global giants, local stars and reserve(i):
	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(10)	(12)	(16)
Smirnoff	(4)	(3)	(8)
Baileys	5	10	7
Captain Morgan	7	7	3
Tanqueray	(1)	1	(5)
Guinness	(11)	(18)	(20)
Local stars
Crown Royal	2	3	(1)
Yenì Raki	(1)	(4)	(26)
Buchanan's	(5)	(2)	(9)
JƐB	(12)	(12)	(14)
Windsor	(35)	(27)	(28)
Old Parr	(17)	(19)	(27)
Bundaberg	13	9	11
Black & White	19	20	3
Ypióca	18	12	(19)
McDowell's	(3)	(3)	(10)
Shui Jing Fang(iii)	17	18	18
Reserve
Scotch malts	(6)	(7)	(7)
Cîroc vodka	8	11	7
Ketel One(iv)	5	(4)	(9)
Don Julio	19	39	35
Bulleit	11	15	10
Casamigos	111	135	126
(i)   Spirits brands excluding ready to drink and flavoured malt beverages.
(ii) Organic equals reported volume movement.
(iii)  Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)  Ketel One includes Ketel One vodka and Ketel One Botanical.

●
Global giants represent 39% of Diageo's net sales and declined by 7%. Johnnie Walker decline was due to the impact of Covid-19 on Travel Retail, and Guinness declined due to restrictions on the on-trade channel, particularly in Great Britain and Ireland. These declines were partially offset by growth in Baileys in North America and Europe and Turkey and Captain Morgan in North America.

●
Local stars represent 20% of Diageo's net sales and grew 1%, largely driven by growth in Chinese white spirits in Asia Pacific, Crown Royal in North America and Black & White in Colombia and Mexico. These gains were partially offset by declines in Old Parr in the Caribbean and Central America and Colombia, Windsor in South Korea, JƐB in Southern Europe and McDowell's No.1 in India.

●
Reserve brands represent 24% of Diageo's net sales and grew 15% largely driven by the strong growth of Casamigos and Don Julio in US Spirits and Chinese white spirits partially offset by declines in scotch malts mainly in US Spirits and Johnnie Walker Reserve variants mainly in Travel Retail Asia and Middle East.

ADDITIONAL FINANCIAL INFORMATION
Six months ended 31 December 2020

SUMMARY INCOME STATEMENT

	31 December 2019	Exchange(a)	Acquisitions and disposals(b)	Organic movement(i)	Fair value remeasure-ment(d)	Reclassification(ii)	31 December 2020
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	10,831	(601)	(88)	300	-	(6)	10,436
Excise duties	(3,631)	273	28	(232)	-	-	(3,562)
Net sales	7,200	(328)	(60)	68	-	(6)	6,874
Cost of sales	(2,702)	141	50	(149)	(1)	-	(2,661)
Gross profit	4,498	(187)	(10)	(81)	(1)	(6)	4,213
Marketing	(1,116)	35	(2)	(8)	-	6	(1,085)
Other operating items	(881)	18	(6)	4	(7)	-	(872)
Operating profit before exceptional items	2,501	(134)	(18)	(85)	(8)	-	2,256
Exceptional operating items (c)	(59)						(17)
Operating profit	2,442						2,239
Non-operating items (c)	-						5
Net finance charges	(154)						(200)
Share of after tax results of associates and joint ventures	176						154
Profit before taxation	2,464						2,198
Taxation (e)	(530)						(537)
Profit for the period	1,934						1,661
(i)   For the definition of organic movement see Explanatory notes, Organic movements.
(ii)  In the six months ended 31 December 2020, £6 million has been reclassified from marketing to sales.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit are principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real and the Turkish lira, partially offset by weakening of sterling against the euro.
    The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2020 is set out in the table below.

Gains/(losses)
£ million
Translation impact	(94)
Transaction impact	(40)
Operating profit before exceptional items	(134)
Net finance charges - translation impact	4
Net finance charges - transaction impact	1
Net finance charges	5
Associates - translation impact	3
Profit before exceptional items and taxation	(126)

	Six months ended 31 December 2020	Six months ended 31 December 2019
Exchange rates
Translation £1 =	$1.31	$1.26
Transaction £1 =	$1.34	$1.36
Translation £1 =	€1.11	€1.14
Transaction £1 =	€1.11	€1.13
(b) Acquisitions and disposals
The acquisitions and disposals movement includes the impact of the acquisition of Aviation Gin LLC ('Aviation Gin') and Davos Brands LLC ('Davos Brands') in the six months ended 31 December 2020, as well as the impact of disposals.

See Notes, Acquisition of businesses and purchase of non-controlling interests and Explanatory Notes for further details.

(c) Exceptional items
Exceptional operating items in the six months ended 31 December 2020 were £17 million before tax (2019 - £59 million).
In the six months ended 31 December 2020, based on recent developments, an additional provision of TRY 152 million (£15 million) was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision's balance at 31 December 2020 to TRY 283 million (£28 million).
    On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which has resulted in an additional liability of £5 million. The corresponding expense has been recognised as an exceptional operating item, consistent with the charge in relation to the initial GMP ruling in the year ended 30 June 2019.
    In the six months ended 31 December 2020, an inventory provision of £3 million (2019 - £nil) has been released in respect of inventories that had earlier been expected to be returned and destroyed as a consequence of the Covid-19 pandemic, resulting in an exceptional gain.
In the six months ended 31 December 2019, an impairment charge of £59 million in respect of the Old Tavern brand in India was recognised in exceptional operating items.

Non-operating items in the six months ended 31 December 2020 were £5 million (2019 - £nil).
In the six months ended 31 December 2020, ZAR 100 million (£5 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, resulting in a non-operating gain.
Non-operating items in the six months ended 31 December 2019 comprised:
●    £8 million step up gain as a result of the acquisition of Seedlip Limited, Anna Seed 83 Limited and certain smaller businesses;
●    £7 million incremental loss on the disposal of United National Breweries;
●    £1 million loss on the disposal of an associate, Equal Parts, LLC.

Exceptional tax charges in the six months ended 31 December 2020 were £42 million (2019 - £nil), driven by a change in the applicable corporate tax rate in the Netherlands.

See Explanatory Notes, (c) Exceptional items for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of a £3 million gain for the six months ended 31 December 2020 and a £4 million gain for the six months ended 31 December 2019. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions of £11 million loss for the six months ended 31 December 2020 and £4 million loss for the six months ended 31 December 2019.

(e) Taxation
The reported tax rate for the six months ended 31 December 2020 was 24.4% compared with 21.5% for the six months ended 31 December 2019.
For the six months ended 31 December 2020, income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.
On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% in 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the six months ended 31 December 2020 in relation to the remeasurement of deferred tax liabilities.
The reported tax charge for the six months ended 31 December 2019 included a tax credit of £14 million in respect of the Old Tavern brand impairment charge.
The tax rate before exceptional items for the six months ended 31 December 2020 was 22.4% compared with 21.6% for the six months ended 31 December 2019.
We expect the tax rate before exceptional items for the year ending 30 June 2021 to be in the upper end of the 21%-22% range.

(f) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended  30 June 2020 dividend cover was 1.6 times.
An interim dividend of 27.96 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 26 February 2021. The ex-dividend date is 25 February 2021. This represents an increase of 2% on last year's interim dividend. The interim dividend will be paid to ordinary shareholders on 8 April 2021. Payment to US ADR holders will be made on 13 April 2021. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 12 March 2021.

(g) Share buyback
On 25 July 2019, the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three-year period from 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions.
During the six months ended 31 December 2019, the group purchased 34.6 million ordinary shares at a cost of £1,129 million (including £6 million of transaction costs). In the second half of the year the group purchased 4.1 million ordinary shares at a cost of £127 million (including £1 million of transaction costs), taking the total number of ordinary shares purchased under the programme to 38.7 million at a cost of £1,256 million (including £7 million of transaction costs). All shares purchased under the share buyback programmes were cancelled. On 9 April 2020, the group announced that it had not initiated the next phase of the three-year programme. Given our elevated leverage ratio we have paused the programme until the leverage ratio is back within target range.
 At 31 December 2020 the leverage ratio, calculated as adjusted net debt to adjusted EBITDA, was 3.4x, in-line with the leverage ratio at 30 June 2020. The group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021.
See Explanatory Notes for explanation of the calculation and use of non-GAAP measures.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2020	2019
	£ million	£ million
Net borrowings at 30 June	(13,246)	(11,277)
Free cash flow (a)	1,753	966
Acquisitions (b)	(364)	(106)
Sale of businesses and brands	5	-
Share buyback programme	-	(1,155)
Proceeds from issue of share capital	-	1
Net sale of own shares for share schemes (c)	9	33
Dividends paid to non-controlling interests	(53)	(76)
Net movements in bonds (d)	(216)	1,289
Purchase of shares of non-controlling interests (e)	(34)	(25)
Net movements in other borrowings (f)	(345)	209
Equity dividends paid	(992)	(1,006)
Net (decrease)/increase in cash and cash equivalents	(237)	130
Net decrease/(increase) in bonds and other borrowings	561	(1,503)
Exchange differences (g)	420	209
Other non-cash items (h)	(159)	(188)
Adoption of IFRS 16	-	(251)
Net borrowings at 31 December	(12,661)	(12,880)

(a) See Explanatory Notes, Free cash flow for the analysis of free cash flow.

(b) In the six months ended 31 December 2020, Diageo completed the acquisition of Aviation Gin and Davos Brands for a total consideration of $337 million (£263 million) in cash and contingent consideration of up to $275 million (£214 million) over a ten-year period linked to performance targets.
In the six months ended 31 December 2019, Diageo acquired the remaining share capital of Seedlip Limited and Anna Seed 83 Limited (the brand owner of Aecorn) which it did not already own, as well as a number of smaller transactions.
Acquisitions also include additional investments as part of the Distill Ventures programme, as well as deferred and contingent consideration paid in respect of previous acquisitions.

(c) Net sale of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £1 million (2019 - £1 million) less receipts from employees on the exercise of share options of £10 million (2019 - £34 million).

(d) In the six months ended 31 December 2020, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million). In the six months ended 31 December 2019, the group issued bonds of $1,600 million (£1,289 million).

(e) In the six months ended 31 December 2020, East African Breweries Limited (EABL), a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million) out of which $12 million (£8 million) was still payable at 31 December 2020.
In the six months ended 31 December 2019,  Diageo acquired an additional 3,310,515 shares (representing 0.46% of total shares) of United Spirits Limited for INR 1,960 million (£23 million) and completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).

(f) In the six months ended 31 December 2020, the net movement in other borrowings principally arose from cash movement of foreign exchange swaps and forwards. In the six months ended 31 December 2019, movements were driven by the issue of commercial paper, partially offset by cash movements on foreign exchange swaps and forwards.

(g) The exchange arising on net borrowings of £420 million is primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, moderately offset by an unfavourable movement on cash and cash equivalents, foreign exchange swaps and forwards.
In the six months ended 31 December 2019, exchange differences were principally driven by beneficial exchange movements on US dollar and euro denominated borrowings partially offset by an adverse movement on foreign exchange swaps and forwards.

(h) In the six months ended 31 December 2020, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps. In the six months ended 31 December 2019, other non-cash items are principally in respect of additional leases entered into during the six months ended 31 December 2019.

Movement in equity

	2020	2019
	£ million	£ million
Equity at 30 June	8,440	10,156
Profit for the period	1,661	1,934
Exchange adjustments (a)	(590)	(623)
Remeasurement of post employment plans net of taxation	(115)	(82)
Purchase of shares of non-controlling interests (b)	(42)	(25)
Dividends declared to non-controlling interests	(24)	(52)
Equity dividends paid	(992)	(1,006)
Share buyback programme	-	(1,200)
Other reserve movements	40	128
Equity at 31 December	8,378	9,230

(a) Exchange movement in the six months ended 31 December 2020 primarily arose from exchange losses driven by the US dollar, Indian rupee and the Turkish lira.

(b) In the six months ended 31 December 2020, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).
    In the six months ended 31 December 2019, Diageo acquired an additional 3,310,515 shares of United Spirits Limited for INR 1,960 million (£23 million) and completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).

Post employment plans
The net surplus of the group's post employment benefit plans have decreased by £94 million from £362 million at 30 June 2020 to £268 million at 31 December 2020. The decrease in net surplus is primarily attributable to the change in discount rates in Ireland and in the United Kingdom due to the decrease in returns from AA-rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (Ireland from 1.2% to 0.7%; UK from 1.5% to 1.4%), partially offset by an increase in the market value of assets held by the post employment schemes.
     The operating profit charge before exceptional items increased by £18 million from £36 million for the six months ended 31 December 2019 to £54 million for the six months ended 31 December 2020. Operating profit for the six months ended 31 December 2019 includes a past service gain of £19 million following a communication to the deferred members of the Guinness Ireland Group Pension Scheme in respect of changing their expectation of a full pension prior to reaching the age of 65.
     Total cash contributions by the group to all post employment plans in the year ending 30 June 2021 are estimated to be approximately £120 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2020	Six months ended 31 December 2019
	Notes	£ million	£ million

Sales	2	10,436	10,831
Excise duties		(3,562)	(3,631)
Net sales	2	6,874	7,200
Cost of sales		(2,661)	(2,702)
Gross profit		4,213	4,498
Marketing		(1,085)	(1,116)
Other operating items		(889)	(940)
Operating profit	2	2,239	2,442
Non-operating items	3	5	-
Finance income	4	127	163
Finance charges	4	(327)	(317)
Share of after tax results of associates and joint ventures		154	176
Profit before taxation		2,198	2,464
Taxation	5	(537)	(530)
Profit for the period		1,661	1,934

Attributable to:
Equity shareholders of the parent company		1,580	1,865
Non-controlling interests		81	69
		1,661	1,934

		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,336	2,356
Dilutive potential ordinary shares		7	10
		2,343	2,366

		pence	pence
Basic earnings per share		67.6	79.2

Diluted earnings per share		67.4	78.8

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2020	Six months ended 31 December 2019
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(128)	(101)
- associates and joint ventures	(1)	(1)
Tax on post employment plans	14	20
	(115)	(82)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	(887)	(585)
- associates and joint ventures	(78)	(161)
- non-controlling interests	(138)	(100)
Net investment hedges	513	223
Tax on exchange differences	(3)	(7)
Effective portion of changes in fair value of cash flow hedges
- hedge of foreign currency debt of the group	(280)	(60)
- transaction exposure hedging of the group	138	63
- commodity price risk hedging of the group	14	5
- hedges by associates and joint ventures	13	3
- recycled to income statement - hedge of foreign currency debt of the group	150	50
- recycled to income statement - transaction exposure hedging of the group	(18)	12
- recycled to income statement - commodity price risk hedging of the group	5	-
Tax on effective portion of changes in fair value of cash flow hedges	(4)	5
Hyperinflation adjustment	(16)	(15)
Tax on hyperinflation adjustment	5	4
	(586)	(563)
Other comprehensive loss, net of tax, for the period	(701)	(645)
Profit for the period	1,661	1,934
Total comprehensive income for the period	960	1,289

Attributable to:
Equity shareholders of the parent company	1,017	1,320
Non-controlling interests	(57)	(31)
Total comprehensive income for the period	960	1,289
DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2020		30 June 2020		31 December 2019
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		10,877		11,300		12,035
Property, plant and equipment		4,757		4,926		4,834
Biological assets		63		51		42
Investments in associates and joint ventures		3,578		3,557		3,202
Other investments		36		41		51
Other receivables		41		46		48
Other financial assets		410		686		338
Deferred tax assets		114		119		71
Post employment benefit assets		1,083		1,111		955
			20,959		21,837		21,576
Current assets
Inventories	6	5,750		5,772		5,459
Trade and other receivables		3,075		2,111		3,587
Assets held for sale		-		-		51
Corporate tax receivables	5	173		190		68
Other financial assets		84		75		42
Cash and cash equivalents	7	2,763		3,323		950
			11,845		11,471		10,157
Total assets			32,804		33,308		31,733
Current liabilities
Borrowings and bank overdrafts	7	(1,214)		(1,995)		(3,381)
Other financial liabilities		(332)		(389)		(474)
Share buyback liability		-		-		(71)
Trade and other payables		(4,624)		(3,683)		(4,474)
Liabilities held for sale		-		-		(27)
Corporate tax payables	5	(364)		(246)		(336)
Provisions		(176)		(183)		(90)
			(6,710)		(6,496)		(8,853)
Non-current liabilities
Borrowings	7	(14,063)		(14,790)		(10,091)
Other financial liabilities		(376)		(393)		(405)
Other payables		(267)		(175)		(185)
Provisions		(295)		(293)		(320)
Deferred tax liabilities		(1,900)		(1,972)		(1,896)
Post employment benefit liabilities		(815)		(749)		(753)
			(17,716)		(18,372)		(13,650)
Total liabilities			(24,426)		(24,868)		(22,503)
Net assets			8,378		8,440		9,230

Equity
Share capital		742		742		743
Share premium		1,351		1,351		1,351
Other reserves		1,835		2,272		1,930
Retained earnings		2,890		2,407		3,499
Equity attributable to equity shareholders of the parent company			6,818		6,772		7,523
Non-controlling interests			1,560		1,668		1,707
Total equity			8,378		8,440		9,230

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)
	Sharecapital	Sharepremium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2019	753	1,350	2,372	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the period	-	-	-	-	1,865	1,865	1,865	69	1,934
Other comprehensive loss	-	-	(452)	-	(93)	(93)	(545)	(100)	(645)
Total comprehensive (loss)/income	-	-	(452)	-	1,772	1,772	1,320	(31)	1,289
Employee share schemes	-	-	-	74	(35)	39	39	-	39
Share-based incentive plans	-	-	-	-	23	23	23	-	23
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Shares issued	-	1	-	-	-	-	1	-	1
Purchase of non-controlling interests	-	-	-	-	(15)	(15)	(15)	(10)	(25)
Non-controlling interest in respect of new subsidiary	-	-	-	-	-	-	-	5	5
Change in fair value of put option	-	-	-	-	(1)	(1)	(1)	-	(1)
Share buyback programme	(10)	-	10	-	(1,200)	(1,200)	(1,200)	-	(1,200)
Dividends paid	-	-	-	-	(1,006)	(1,006)	(1,006)	(52)	(1,058)
At 31 December 2019	743	1,351	1,930	(1,952)	5,451	3,499	7,523	1,707	9,230

At 30 June 2020	742	1,351	2,272	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the period	-	-	-	-	1,580	1,580	1,580	81	1,661
Other comprehensive loss	-	-	(437)	-	(126)	(126)	(563)	(138)	(701)
Total comprehensive (loss)/income	-	-	(437)	-	1,454	1,454	1,017	(57)	960
Employee share schemes	-	-	-	41	(20)	21	21	-	21
Share-based incentive plans	-	-	-	-	17	17	17	-	17
Share-based incentive plans in respect of associates	-	-	-	-	(1)	(1)	(1)	-	(1)
Purchase of non-controlling interests	-	-	-	-	(15)	(15)	(15)	(27)	(42)
Change in fair value of put option	-	-	-	-	(1)	(1)	(1)	-	(1)
Dividends declared	-	-	-	-	(992)	(992)	(992)	(24)	(1,016)
At 31 December 2020	742	1,351	1,835	(1,895)	4,785	2,890	6,818	1,560	8,378

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2020		Six months ended 31 December 2019
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,661		1,934
Taxation	537		530
Share of after tax results of associates and joint ventures	(154)		(176)
Net finance charges	200		154
Non-operating items	(5)		-
Operating profit		2,239		2,442
Increase in inventories	(112)		(85)
Increase in trade and other receivables	(1,078)		(1,016)
Increase in trade and other payables and provisions	1,161		423
Net increase in working capital		(29)		(678)
Depreciation, amortisation and impairment	219		286
Dividends received	82		3
Post employment payments less amounts included in operating profit	(14)		(60)
Other items	(1)		(5)
		286		224
Cash generated from operations		2,496		1,988
Interest received	84		86
Interest paid	(266)		(239)
Taxation paid	(316)		(547)
		(498)		(700)
Net cash inflow from operating activities		1,998		1,288
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	8		8
Purchase of property, plant and equipment and computer software	(250)		(330)
Movements in loans and other investments	(3)		-
Sale of businesses and brands	5		-
Acquisition of businesses	(364)		(106)
Net cash outflow from investing activities		(604)		(428)
Cash flows from financing activities
Share buyback programme	-		(1,155)
Proceeds from issue of share capital	-		1
Net sale of own shares for share schemes	9		33
Dividends paid to non-controlling interests	(53)		(76)
Proceeds from bonds	1,031		1,289
Repayment of bonds	(1,247)		-
Purchase of shares of non-controlling interests	(34)		(25)
Net movements in other borrowings	(345)		209
Equity dividends paid	(992)		(1,006)
Net cash outflow from financing activities		(1,631)		(730)

Net (decrease)/increase in net cash and cash equivalents		(237)		130
Exchange differences		(236)		(32)
Net cash and cash equivalents at beginning of the period		3,153		721
Net cash and cash equivalents at end of the period		2,680		819

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,763		950
Bank overdrafts		(83)		(131)
		2,680		819

NOTES
1. Basis of preparation

These unaudited condensed set of financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). International Financial Reporting Standards (IFRS) as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's condensed consolidated financial statements for the periods presented.
The annual financial statements of the group are prepared in accordance with IFRSs as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2020 except for changes on the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed interim financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2020, with the exception of changes in estimates disclosed in note 12 - Contingent liabilities and legal proceedings.
The potential financial impact of the Covid-19 pandemic has been modelled in our cash flow projections and stress tested by including several severe but plausible downside scenarios which are linked to our principal risks. In our downside Covid-19 scenario, we have considered the key impacts of the pandemic for each region including the potential restrictions on the sale of our products in both on-trade and off-trade channels. We have then considered the expected duration of those restrictions, as well as a forecast for the length of time to recovery (a return to 2019 volumes), based on industry projections. As a result of these factors, in our severe but plausible scenarios, we do not anticipate that the on-trade business recovers to volumes experienced in the year ending 30 June 2019 within the next 18-month period. Even with these negative sensitivities for each region taken into account, the group's cash position is still considered to remain strong, as we have protected our liquidity by launching and pricing €700 million of fixed rate Euro and £400 million of fixed rate Sterling denominated bonds under Diageo's European Debt Issuance Programme. Mitigating actions, should they be required, are all within management's control and could include reduced advertising and promotion spend, dividend cash payments, non-essential overheads and non-committed capital expenditure in the next 12 months. Having considered the outcome of these assessments, it is deemed appropriate to prepare the condensed consolidated financial statements on a going concern basis.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.31 (2019 - £1 = $1.26) and euro - £1 = €1.11 (2019 - £1 = €1.14). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.36 (31 December 2019 - £1 = $1.32; 30 June 2020 - £1 = $1.23) and euro - £1 = €1.11 (31 December 2019 - £1 = €1.18; 30 June 2020 - £1 = €1.09). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2020 with no  impact on the group's consolidated results, financial position or disclosures:

●     Amendments to References to the Conceptual Framework in IFRS
●     Amendments to IFRS 3 - Definition of a Business
●     Amendments to IAS 1 and IAS 8 - Definition of Material
●     Amendments to IFRS 16 - Covid-19 - Related Rent Concessions

The following amendment issued by the IASB and endorsed by the EU, has been adopted by the group:

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate.

The following standard and amendment, issued by the IASB has not been endorsed by the EU and has not been adopted by the group:

IFRS 17 - Insurance contracts (effective in the year ending 30 June 2023) is ultimately intended to replace IFRS 4. Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo will not be required to discontinue its hedging relationships as a result of changes in reference rates due to the IBOR reform. The amendment to IFRS 7 will require additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2020 are not the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement management functions.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centers are located in Hungary, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
As part of the annual planning process a budget exchange rate is set each year equal to the prior year's weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptionals are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

Six months ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter-segment sales	Total operating segments	Corporate and other	Total
31 December 2020	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	3,022	2,727	1,064	775	2,837	785	(785)	10,425	11	10,436
Net sales
At budgeted exchange rates(i)	2,790	1,442	790	641	1,418	824	(786)	7,119	11	7,130
Acquisitions and disposals	7	-	5	-	-	-	-	12	-	12
SC&P allocation	5	21	2	6	4	(38)	-	-	-	-
Retranslation to actual exchange rates	(101)	(20)	(52)	(68)	(27)	(1)	1	(268)	-	(268)
Net sales	2,701	1,443	745	579	1,395	785	(785)	6,863	11	6,874
Operating profit/(loss)
At budgeted exchange rates(i)	1,325	461	124	246	391	(23)	-	2,524	(98)	2,426
Acquisitions and disposals	(9)	-	-	-	-	-	-	(9)	-	(9)
SC&P allocation	(13)	-	-	(10)	-	23	-	-	-	-
Fair value remeasurement of contingent consideration	(4)	(7)	-	-	-	-	-	(11)	-	(11)
Fair value remeasurement of biological assets	-	-	-	3	-	-	-	3	-	3
Retranslation to actual exchange rates	(73)	(8)	(29)	(42)	(5)	-	-	(157)	4	(153)
Operating profit/(loss) before exceptional items	1,226	446	95	197	386	-	-	2,350	(94)	2,256
Exceptional items	-	(17)	-	-	-	-	-	(17)	-	(17)
Operating profit/(loss)	1,226	429	95	197	386	-	-	2,333	(94)	2,239
Non-operating items										5
Net finance charges										(200)
Share of after tax results of associates and joint ventures										154
Profit before taxation										2,198

Six months ended	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter-segment sales	Total operating segments	Corporate and other	Total
31 December 2019	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	2,830	2,971	1,212	893	2,898	811	(811)	10,804	27	10,831
Net sales
At budgeted exchange rates(i)	2,395	1,617	825	679	1,455	874	(811)	7,034	27	7,061
Acquisitions and disposals	25	5	17	-	1	-	-	48	-	48
SC&P allocation	8	37	3	8	7	(63)	-	-	-	-
Retranslation to actual exchange rates	74	7	3	(7)	14	-	-	91	-	91
Net sales	2,502	1,666	848	680	1,477	811	(811)	7,173	27	7,200
Operating profit/(loss)
At budgeted exchange rates(i)	1,098	573	164	250	424	73	-	2,582	(84)	2,498
Acquisitions and disposals	1	(2)	-	-	-	-	-	(1)	-	(1)
SC&P allocation	11	37	3	12	10	(73)	-	-	-	-
Fair value remeasurement of contingent consideration	(4)	-	-	-	-	-	-	(4)	-	(4)
Fair value remeasurement of biological assets	-	-	-	4	-	-	-	4	-	4
Retranslation to actual exchange rates	14	7	(8)	(9)	(2)	-	-	2	2	4
Operating profit/(loss) before exceptional items	1,120	615	159	257	432	-	-	2,583	(82)	2,501
Exceptional items	-	-	-	-	(59)	-	-	(59)	-	(59)
Operating profit/(loss)	1,120	615	159	257	373	-	-	2,524	(82)	2,442
Non-operating items										-
Net finance charges										(154)
Share of after tax results of associates and joint ventures										176
Profit before taxation										2,464

(i) These items represent the IFRS 8 performance measures for the geographical and SC&P segments.

(1)  The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segmental sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.

(2)  The group's net finance charges are managed centrally and are not attributable to individual operating segments.

(3)  Approximately 43% of calendar year net sales occurred in the last four months of 2020.

(b) Category and geographical analysis

	Category analysis					Geographic analysis
Six months ended	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	India £ million	Rest of World £ million	Total £ million
31 December 2020
Sales(i)	8,648	1,310	363	115	10,436	1,044	2,817	1,650	4,925	10,436
Six months ended
31 December 2019
Sales(i)	8,739	1,585	356	151	10,831	989	2,644	1,698	5,500	10,831

(i)    The geographical analysis of sales is based on the location of third party customers.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See Explanatory Notes, (c) Exceptional items for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Six months ended 31 December 2020	Six months ended 31 December 2019
	£ million	£ million

Exceptional operating items
Ongoing litigation in Turkey	(15)	-
Guaranteed minimum pension equalisation	(5)	-
Reversal of provision for obsolete inventories	3	-
Impairment of Old Tavern brand	-	(59)
	(17)	(59)
Non-operating items
Step acquisitions	-	8
Sale of businesses and brands
United National Breweries	5	(7)
Loss on disposal of associate	-	(1)
	5	-

Exceptional items before taxation	(12)	(59)

Items included in taxation
Tax on exceptional operating items	-	14
Exceptional taxation	(42)	-
	(42)	14

Total exceptional items	(54)	(45)

Attributable to:
Equity shareholders of the parent company	(54)	(25)
Non-controlling interests	-	(20)
Total exceptional items	(54)	(45)

Operating exceptional items are charged to other operating expenses.
See Summary Income Statement, (c) Exceptional Items for detailed explanation on exceptional items.

4. Finance income and charges

	Six months ended 31 December 2020	Six months ended 31 December 2019
	£ million	£ million

Interest income	58	122
Fair value gain on financial instruments	56	24
Total interest income	114	146
Interest charge on bank loans, bonds and overdrafts	(203)	(182)
Interest charge on leases	(7)	(7)
Fair value loss on financial instruments	(55)	(23)
Interest charge on all other borrowings	(35)	(82)
Total interest charges	(300)	(294)
Net interest charges	(186)	(148)

Net finance income in respect of post employment plans in surplus	9	13
Hyperinflation adjustment in respect of Venezuela (a)	2	3
Change in financial liability (Level 3)	2	-
Other finance income	-	1
Total other finance income	13	17
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (a)	(8)	-
Net finance charge in respect of post employment plans in deficit	(7)	(9)
Unwinding of discounts	(8)	(7)
Interest charge in respect of direct and indirect tax	(2)	(5)
Change in financial liability (Level 3)	-	(1)
Other finance charges	(2)	(1)
Total other finance charges	(27)	(23)
Net other finance charges	(14)	(6)

(a) Hyperinflation adjustment

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group's Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management's estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 64,166,658 for the six months ended 31 December 2020 (2019 - VES/£ 2,525,956). Movement in the price index for the six months ended 31 December 2020 was 479% (2019 - 502%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.
The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2020 and 31 December 2019 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

Six months ended 31 December 2020		Six months ended 31 December 2019
At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
64,166,658 VES/£	1,504,240 VES/£	2,525,956 VES/£	61,213 VES/£
£ million	£ million	£ million	£ million

Net sales	-	4	-	4
Operating profit	-	11	-	11
Other finance income - hyperinflation adjustment	2	100	3	132
Net cash inflow from operating activities	-	9	-	7
Net assets	39	1,656	48	2,000

Lebanon became a hyperinflationary economy during the six months ended 31 December 2020. Hyperinflationary accounting has been applied for the group's Lebanese operations from 1 July 2020, with hyperinflation gain and foreign exchange losses associated with monetary items being reported in finance charges. The impact of applying hyperinflationary accounting was immaterial.

5. Taxation

For the six months ended 31 December 2020, the £537 million taxation charge (2019 - £530 million) comprises a UK tax charge of £89 million (2019 - £133 million) and a foreign tax charge of £448 million (2019 - £397 million).
For the six months ended 31 December 2020, income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audit. For the six months ended 31 December 2020 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £173 million (30 June 2020 - £190 million) and tax liability of £364 million (30 June 2020 - £246 million) includes £154 million (30 June 2020 - £189 million) of provisions for tax uncertainties.
The tax rate before exceptional items for the six months ended 31 December 2020 was 22.4% compared with 21.6% for the six months ended 31 December 2019.

6. Inventories

	31 December 2020	30 June 2020	31 December 2019
	£ million	£ million	£ million

Raw materials and consumables	332	363	322
Work in progress	53	48	59
Maturing inventories	4,562	4,562	4,358
Finished goods and goods for resale	803	799	720
	5,750	5,772	5,459
7. Net borrowings

	31 December 2020	30 June 2020	31 December 2019
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,214)	(1,995)	(3,381)
Borrowings due after one year	(14,063)	(14,790)	(10,091)
Fair value of foreign currency forwards and swaps	117	497	39
Fair value of interest rate hedging instruments	146	189	89
Lease liabilities	(410)	(470)	(486)
	(15,424)	(16,569)	(13,830)
Cash and cash equivalents	2,763	3,323	950
	(12,661)	(13,246)	(12,880)
8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2020	Six months ended 31 December 2019
	£ million	£ million

Net (decrease)/increase in cash and cash equivalents before exchange	(237)	130
Net decrease/(increase) in bonds and other borrowings(i)	561	(1,503)
Net decrease/(increase) in net borrowings from cash flows	324	(1,373)
Exchange differences on net borrowings	420	209
Other non-cash items(ii)	(159)	(188)
Adoption of IFRS 16	-	(251)
Net borrowings at beginning of the period	(13,246)	(11,277)
Net borrowings at end of the period	(12,661)	(12,880)

(i)    In the six months ended 31 December 2020, net decrease in bonds and other borrowings excludes £nil cash outflow in respect of derivatives designated in forward point hedges (2019 - £5 million).
(ii)   In the six months ended 31 December 2020, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps. In the six months ended 31 December 2019, other non-cash items are principally in respect of leases of £169 million entered into in the period.

In the six months ended 31 December 2020, the group issued bonds of €700 million (£636 million) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million). In the six months ended 31 December 2019, the group issued bonds of $1,600 million (£1,289 million).
All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 31 December 2020 an amount of £148 million (30 June 2020 - £167 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2020 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2022, the fair value of the liability would decrease by approximately £12 million.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £380 million linked to certain performance targets which are expected to be paid over the next 10 years.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2020.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2020	30 June 2020	31 December 2019
	£ million	£ million	£ million
Derivative assets	489	758	379
Derivative liabilities	(150)	(145)	(228)
Valuation techniques based on observable market input (Level 2)	339	613	151
Financial assets - other	122	116	96
Financial liabilities - other	(481)	(416)	(386)
Valuation techniques based on unobservable market input (Level 3)	(359)	(300)	(290)

In the six months ended 31 December 2020, the increase in financial assets - other of £6 million is principally due to additions. In the six months ended 31 December 2019, the increase in financial assets - other of £10 million was mainly due to additions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Six months ended 31 December 2020	Six months ended 31 December 2020	Six months ended 31 December 2019	Six months ended 31 December 2019
	£ million	£ million	£ million	£ million
At the beginning of the period	(167)	(249)	(174)	(227)
Net gains/(losses) included in the income statement	2	(17)	(1)	(9)
Net gains included in exchange in other comprehensive income	15	27	6	8
Net gains/(losses) included in retained earnings	1	-	(1)	-
Additions	-	(181)	-	(42)
Settlement of liabilities	1	87	5	49
At the end of the period	(148)	(333)	(165)	(221)

(i)   Included in the balance at 31 December 2020 is £80 million in respect of the acquisition of Casamigos (31 December 2019 - £150 million), and £172 million in respect of the acquisition of Aviation Gin.

There were no transfers between levels during the first half of the year ending 30 June 2021 and the year ended 30 June 2020.
The carrying amount of the group's financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2020 the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £16,751 million and the carrying value was £15,277 million (30 June 2020 - £18,175 million and £16,785 million, respectively).

10. Dividends and other reserves

	Six months ended 31 December 2020	Six months ended 31 December 2019
	£ million	£ million
Amounts recognised as distributions to equity shareholders
Final dividend for the year ended 30 June 2020 of 42.47 pence per share (2019 - 42.47 pence)	992	1,006

An interim dividend of 27.96 pence per share (2019 - 27.41 pence) was approved by the Board of Directors on 27 January 2021. As the approval was after the balance sheet date, it has not been included as a liability.
Other reserves of £1,835 million at 31 December 2020 (2019 - £1,930 million) include a capital redemption reserve of £3,201 million (2019 - £3,200 million), a hedging reserve of £111 million surplus (2019 - £41 million surplus) and an exchange reserve of £1,477 million deficit (2019 - £1,311 million deficit). £30 million surplus (2019 - £2 million surplus) out of the hedging reserve represents the cost of hedging arising as a result of imperfections of foreign exchange markets in the form of foreign currency basis spreads.

11. Acquisition of businesses and purchase of non-controlling interests

(i) Acquisition of businesses

On 30 September 2020, Diageo completed the acquisition of Aviation Gin and Davos Brands to support Diageo's participation in the super premium gin segment in the United States, for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) payable over a ten-year period linked to performance targets.
Provisional fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of businesses in the six months ended 31 December 2020 were as follows:

£ million

Brands	206
Property, plant and equipment	11
Inventories	7
Borrowings	(6)
Cash	2
Fair value of assets and liabilities	220
Goodwill arising on acquisition	224
Consideration payable	444
Satisfied by:
Cash consideration paid	(263)
Contingent consideration payable	(181)
(444)

Cash consideration paid for subsidiaries	(263)
Cash consideration paid for Casamigos	(87)
Cash consideration paid in respect of other prior year acquisitions	(1)
Cash consideration paid for investments in associates	(2)
Capital injection in associates	(13)
Cash acquired	2
Net cash outflow on acquisition of business	(364)
Purchase of shares of non-controlling interests	(34)
Total net cash outflow	(398)

It is expected that the goodwill and brand will be deductible for tax purposes. The goodwill arising on the acquisition of Aviation Gin and Davos Brands represents expected revenue and cost synergies and acquired workforce. Aviation Gin and Davos Brands contributed $9 million (£7 million) to net sales and $12 million (£9 million) loss to the period, out of which $9 million (£7 million) is related to acquisition transaction cost in the six months ended 31 December 2020.

(ii) Purchase of shares of non-controlling interests

On 21 October 2020 and on 6 November 2020, EABL completed the acquisition of 13.3% and 16.7%, respectively of shares in Serengeti Breweries Limited for a total consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loans outstanding to EABL and Diageo Holdings Netherlands B.V. at the date of completion, increasing Diageo's effective economic interest from 40.2% to 47.0%. At 31 December 2020, $12 million (£8 million) of the consideration was payable. Both transactions are recognised within retained earnings.

12. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2020, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£314 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2020, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. On 26 October 2020, the Supreme Court of India dismissed the petition filed by UBHL.
Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation.
There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL's financial statements and the qualified auditor's report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL's shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.
Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£55 million) to Dr Mallya over a five-year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£104 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£29 million) of the $75 million (£55 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya's compliance with certain terms of the agreement.
While the first four instalments of $7 million (£5 million) each would have become due on 25 February 2017, 25 February 2018, 25 February 2019 and 25 February 2020, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay the fifth instalment to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019 and 24 February 2020, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£29 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£104 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.
Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments that had then been withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counterclaim on 5 September 2018.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.
As described in paragraph (d) below, this application was successful in relation to the predominant part of Watson and CASL's liability to repay DHN and, since that application, Watson and CASL's defence in relation to the remaining part of this liability has also been struck out. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now proceeding to trial and following a case management conference on 6 December 2019, that trial is scheduled to take place from 11 October 2021 through 21 October 2021.
As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.
As stated in USL's previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.
In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.
The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates
DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£99 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.
DHN's provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£104 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson's liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN's ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.
In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.
The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£104 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£104 million) (plus interest) under Watson's counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£104 million), being DHN's loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson's obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.
As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.
DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL's liability to repay DHN.
This summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£99 million) plus interest of $11 million (£8 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£50 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo's costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL.
On 15 October 2020, as a result of applications made by DHN to recover certain outstanding costs owed by Watson and CASL (being approximately £260,000 plus interest, which remained unpaid), Dr Mallya and Sidhartha Mallya were ordered to pay those amounts by 27 November 2020. As Dr Mallya and Sidhartha Mallya, in default of the Court order, failed to make the required payments to DHN: (i) Watson and CASL's defence to DHN's remaining claim for payment of approximately $6 million (£4 million)(plus interest) has been struck out, with further judgment in DHN's favour being entered which will be pursued along with the original judgment as set out above, and (ii) DHN is pursuing enforcement against Dr Mallya and Sidhartha Mallya for the judgment debt of approximately £260,000 plus interest.

(e) Other matters in relation to USL
Following USL's earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).
Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.
In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£63 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(g) 2019 Moët Hennessy dividend
As disclosed in Diageo's annual report for the year ended 30 June 2020, no dividend was received in respect of Diageo's 34% investment in Moët Hennessy SAS and Moët Hennessy International SAS (together MH) for the financial year of MH ended 31 December 2019. This investment is governed by a Partners' Agreement with certain members of the LVMH Moët Hennessy - Louis Vuitton group (LVMH) which holds 66% of MH, which includes the dividend policy and minimum annual dividend requirements for MH. Diageo believes that non-payment by MH of the dividend in respect of its 2019 financial year constitutes a breach by LVMH of the Partners' Agreement and that the minimum aggregate dividend that should have been received by Diageo in respect of that period was €181 million (£163 million). Accordingly, in July 2020 Diageo commenced arbitration proceedings against LVMH under the Partners' Agreement in respect of this dispute.
Subsequently, MH convened shareholder meetings on 23 October 2020 to consider resolutions to approve payment of special dividends equal to approximately half of the amount that Diageo believes was due in respect of MH's 2019 financial year. These resolutions were passed and, on 28 October 2020, Diageo received a payment of €91 million (£82 million) from MH. MH has since convened further shareholder meetings, held on 25 January 2021, to consider resolutions to approve payment of further special dividends equal to approximately the balance of the amount that Diageo believes was due in respect of MH's 2019 financial year. These resolutions were passed and Diageo expects to receive a further payment of €90 million (£81 million) from MH on, or shortly after, 29 January 2021. Subject to receipt of this further payment, Diageo has confirmed to LVMH that it intends to withdraw the ongoing arbitration proceedings to bring this dispute to an end.

(h) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company (CFC) rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo may be affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo, have appealed to the General Court of the European Union against the decision.
In December 2020, the UK government also introduced legislation to commence collection proceedings. Diageo currently expects to receive an assessment from HMRC in the coming weeks setting forth HMRC's calculation of potential liability if the European Commission decision is upheld. Diageo calculates its maximum potential liability to be approximately £277 million and believes that the HMRC assessment will reflect this maximum amount. Diageo will have 30 days from receipt of the HMRC assessment to make the required payment. While Diageo expects to appeal against such an assessment, an appeal will not defer the payment of the tax assessed. If the decision of the European Commission is upheld, Diageo's ultimate tax liability will depend on the outcome of the appeal against the HMRC assessment. Diageo has not recorded any provision in respect of this issue because it currently believes that the appeal to the General Court of the European Union against the decision of the European Commission will be successful.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.
Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £273 million for Brazil and up to approximately £134 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
 Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 31 December 2020 is £115 million (corporate tax payments of £105 million and indirect tax payments of £10 million).
In the United States a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (U.S. Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 U.S.C.§ 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the U.S. Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on 18 February 2020, denying the request by the U.S. Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Eligible outstanding claims of Diageo Americas Supply, Inc. are estimated at £62 million ($84 million). Total payments of £27 million ($35 million) have been received as of 31 December 2020 in respect of this matter, with approximately £26 million ($33 million) of this amount received prior to the close of the year ended 30 June 2020. However, the U.S. Treasury and CBP has filed an appeal with the U.S. Federal Court of Appeals, which is now fully briefed. Although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

(i) Other
The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2020 on terms other than those that prevail in arm's length transactions.
In April 2020, the Directors became aware that certain purchases by Diageo of its own shares and certain transactions related to Diageo's employee share schemes between 10 May 2019 and 9 August 2019, amounting to approximately £320 million ('the affected transactions'), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of Diageo plc's distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting on 28 September 2020, a resolution was passed to appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and implement arrangements to put all potentially affected parties, so far as possible, in the position in which they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it has implemented constituted a related party transaction under IAS 24 and under the Listing Rules, as the Directors have benefited from the waiver of any claims that the company had or may have had against them as a result of the affected transactions.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the six months ended 31 December 2019 (2019) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of operating exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to Explanatory Notes for 'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.
Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled '2019 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.
Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Exceptional current and deferred tax items, comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Organic movement calculations for the six months ended 31 December 2020 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2019 reported	26.1	25.4	17.9	12.3	48.8	-	130.5
Disposals(iv)	(0.5)	(0.2)	(1.4)	-	-	-	(2.1)
2019 adjusted	25.6	25.2	16.5	12.3	48.8	-	128.4
Organic movement	2.0	(1.2)	(0.2)	0.5	(1.4)	-	(0.3)
Acquisitions and disposals(iv)	0.1	-	0.1	-	-	-	0.2
2020 reported	27.7	24.0	16.4	12.8	47.4	-	128.3
Organic movement %	8	(5)	(1)	4	(3)	-	-

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2019 reported	2,830	2,971	1,212	893	2,898	27	10,831
Exchange	-	(45)	(26)	(30)	(34)	-	(135)
Reclassification(iii)	-	-	-	(6)	-	-	(6)
Disposals(iv)	(20)	(34)	(49)	-	(1)	-	(104)
2019 adjusted	2,810	2,892	1,137	857	2,863	27	10,586
Organic movement	320	(63)	(9)	5	63	(16)	300
Acquisitions and disposals(iv)	8	-	8	-	-	-	16
Exchange	(116)	(102)	(72)	(87)	(89)	-	(466)
2020 reported	3,022	2,727	1,064	775	2,837	11	10,436
Organic movement %	11	(2)	(1)	1	2	(59)	3

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2019 reported	2,502	1,666	848	680	1,477	27	7,200
Exchange(i)	-	(20)	(16)	(18)	(6)	-	(60)
Reclassification(iii)	-	-	-	(6)	-	-	(6)
Disposals(iv)	(14)	(20)	(37)	-	(1)	-	(72)
2019 adjusted	2,488	1,626	795	656	1,470	27	7,062
Organic movement	307	(163)	(3)	(9)	(48)	(16)	68
Acquisitions and disposals(iv)	7	-	5	-	-	-	12
Exchange(i)	(101)	(20)	(52)	(68)	(27)	-	(268)
2020 reported	2,701	1,443	745	579	1,395	11	6,874
Organic movement %	12	(10)	-	(1)	(3)	(59)	1

Marketing
2019 reported	404	268	97	113	232	2	1,116
Exchange	11	(5)	(4)	(4)	-	-	(2)
Reclassification(iii)	-	-	-	(6)	-	-	(6)
Disposals(iv)	-	(1)	-	-	-	-	(1)
2019 adjusted	415	262	93	103	232	2	1,107
Organic movement	42	(10)	(6)	(15)	(3)	-	8
Acquisitions and disposals(iv)	3	-	-	-	-	-	3
Exchange	(17)	-	(3)	(10)	(2)	(1)	(33)
2020 reported	443	252	84	78	227	1	1,085
Organic movement %	10	(4)	(6)	(15)	(1)	-	1

Operating profit before exceptional items
2019 reported	1,120	615	159	257	432	(82)	2,501
Exchange(ii)	26	(8)	-	(5)	7	(1)	19
Fair value remeasurement of contingent considerations and equity option	4	-	-	-	-	-	4
Fair value remeasurement of biological assets	-	-	-	(4)	-	-	(4)
Acquisitions and Disposals(iv)	(2)	(7)	-	-	-	-	(9)
2019 adjusted	1,148	600	159	248	439	(83)	2,511
Organic movement	164	(139)	(35)	(12)	(48)	(15)	(85)
Acquisitions and disposals(iv)	(9)	-	-	-	-	-	(9)
Fair value remeasurement of contingent considerations and equity option	(4)	(7)	-	-	-	-	(11)
Fair value remeasurement of biological assets	-	-	-	3	-	-	3
Exchange(ii)	(73)	(8)	(29)	(42)	(5)	4	(153)
2020 reported	1,226	446	95	197	386	(94)	2,256
Organic movement %	14	(23)	(22)	(5)	(11)	(18)	(3)
Organic operating margin %
2020	46.9	31.5	15.7	36.5	27.5	n/a	34.0
2019	46.1	36.9	20.0	37.8	29.9	n/a	35.6
Margin movement (bps)	80	(539)	(434)	(133)	(237)	n/a	(153)

(1)  For the reconciliation of sales to net sales see Summary Income Statement.
(2)  Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i) The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real and the Turkish lira, partially offset by weakening of sterling against the euro.
(ii) The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real and the Turkish lira, partially offset by weakening of sterling against the euro.
(iii) For the six month period ended 31 December 2020, trade investment of £6 million has been reclassified from marketing to sales.
(iv) In the six months ended 31 December 2020, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Six months ended 31 December 2019
Disposals
UNB	(1.1)	(21)	(21)	-	-
Budweiser distribution license termination	(0.2)	(32)	(18)	(1)	(7)
Supply contracts in respect of the 19 brands sold to Sazerac	(0.6)	(24)	(17)	-	(2)
South African ready to drink	(0.2)	(27)	(16)	-	-
	(2.1)	(104)	(72)	(1)	(9)

Six months ended 31 December 2020
Acquisitions
Aviation Gin and Davos Brands	0.1	8	7	(3)	(9)
	0.1	8	7	(3)	(9)
Disposals
South African ready to drink	0.1	8	5	-	-
	0.1	8	5	-	-

Acquisitions and disposals	0.2	16	12	(3)	(9)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the six months ended 31 December 2020 and 31 December 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Profit attributable to equity shareholders of the parent company	1,580	1,865
Exceptional operating and non-operating items	12	59
Exceptional taxation charges/(benefits)	42	-
Tax in respect of exceptional operating and non-operating items	-	(14)
Exceptional items attributable to non-controlling interests	-	(20)
	1,634	1,890

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,336	2,356
Dilutive potential ordinary shares	7	10
	2,343	2,366

	pence	pence
Basic earnings per share before exceptional items	69.9	80.2

Diluted earnings per share before exceptional items	69.7	79.9

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the six months ended 31 December 2020 and 31 December 2019 are set out in the table below:

	2020	2019
	£ million	£ million

Net cash inflow from operating activities	1,998	1,288
Disposal of property, plant and equipment and computer software	8	8
Purchase of property, plant and equipment and computer software	(250)	(330)
Movements in loans and other investments	(3)	-
Free cash flow	1,753	966

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the six months ended 31 December 2020 and 31 December 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Operating profit	2,239	2,442
Exceptional operating items	17	59
Profit before exceptional operating items attributable to non-controlling interests	(81)	(89)
Share of after tax results of associates and joint ventures	154	176
Tax at the tax rate before exceptional items of 22.4% (2019 - 21.6%)	(540)	(559)
	1,789	2,029

Average net assets (excluding net post employment assets/liabilities)	8,162	9,520
Average non-controlling interests	(1,614)	(1,751)
Average net borrowings	12,953	12,204
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,702	23,174

Return on average total invested capital	15.8	17.5

Adjusted net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure with the aim of achieving capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 31 December 2020 and 31 December 2019 are set out in the table below.

	2020	2019
	£ million	£ million

Borrowings due within one year	1,214	3,381
Borrowings due after one year	14,063	10,091
Fair value of foreign currency derivatives and interest rate hedging instruments	(263)	(128)
Lease liabilities	410	486
Less: Cash and cash equivalents	(2,763)	(950)
Net borrowings	12,661	12,880
Post employment benefit liabilities before tax	815	753
Adjusted net borrowings	13,476	13,633

Operating profit	1,934	4,054
Depreciation, amortisation and impairment (excluding exceptional items)	486	416
Share of after tax results of associates and joint ventures	260	309
Exceptional impairment	1,286	59
Non-operating items	(18)	(2)
EBITDA	3,948	4,836
Exceptional operating items (excluding impairment)	29	53
Non-operating items	18	2
Adjusted EBITDA	3,995	4,891

Adjusted net borrowings to adjusted EBITDA	3.4	2.8

(1) EBITDA and adjusted EBITDA are calculated based on last 12 months.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2020 and six months ended 31 December 2019 are set out in the table below:

	2020	2019
	£ million	£ million

Tax before exceptional items (a)	495	544
Tax in respect of exceptional items	-	(14)
Exceptional tax charge	42	-
Taxation on profit (b)	537	530

Profit before taxation and exceptional items (c)	2,210	2,523
Non-operating items	5	-
Exceptional operating items	(17)	(59)
Profit before taxation (d)	2,198	2,464

Tax rate before exceptional items (a/c)	22.4	21.6
Tax rate after exceptional items (b/d)	24.4	21.5

Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Shipments comprise the volume of products made to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila; Villa Ascenti, Copper Dog whisky, Belsazar, Pierde Almas.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan's, Bundaberg, Crown Royal, J&B, McDowell's, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets.
References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram's VO, Seagram's 83, Seagram's Five Star, Popov, Myers's, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth's, Black Haus, Peligroso, Grind, Piehole and John Begg.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS
Diageo's products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group's aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the 'Strategic report' section of Diageo's Annual Report for the year ended 30 June 2020 and under 'Risk Factors' in Diageo's Annual Report on Form 20-F for the year ended 30 June 2020.

These key risks and uncertainties include: unfavourable economic, political, social or other developments and risks in the countries in which Diageo operates, including in connection with the ongoing Covid-19 pandemic, the potential impact of any global, regional or local trade disputes (including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) and the wider economic repercussions of the United Kingdom's recent departure from the European Union; changes in consumer preferences and tastes and the adverse impacts of economic downturns, among other factors, which could adversely affect consumer demand; changes in the domestic and international tax environment resulting in unexpected tax exposures; the impact of climate change, or legal, regulatory or market measures intended to address climate change, including on the cost and supply of water; changes in the cost of production; litigation or similar proceedings specifically directed at the beverage alcohol industry, as well as other litigation or proceedings more generally;  other legal and regulatory developments impacting the production, distribution and marketing of Diageo's products and its business more generally; the consequences of any failure to comply with anti-corruption, sanctions or similar laws and regulations; any failure of internal controls, including those affecting compliance with accounting and/or disclosure requirements; any failure by Diageo to maintain its brand image and corporate reputation; the impact of any contamination, counterfeiting or other events on support for and sales of Diageo's brands; competitive pressures, which could reduce Diageo's market share and margins; any disruption to production facilities, business service centres or information systems (including as a result of cyber-attacks and pandemics); failures to derive the expected benefits from Diageo's business strategies, acquisitions and/or any cost-saving and restructuring programmes; increased costs for, or shortages of, talent; fluctuations in exchange and/or interest rates; movements in the value of Diageo's pension funds; any failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; any inability by Diageo to protect its intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo and its directors.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the ongoing Covid-19 pandemic and the recent departure of the United Kingdom from the European Union), which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade disputes, including but not limited to any such dispute between the United States and the European Union and/or the United Kingdom) or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories;

●	the impact of the Covid-19 pandemic, or other epidemics or pandemics, on Diageo's business, financial condition, cash flows and results of operation;
●
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;

●
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

●	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water;
●	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

●
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

●
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;

●	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
●	Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
●	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo's market share, distribution network, costs and/or pricing;

●	any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;
●
Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

●	increased costs for, or shortages of, talent, as well as labour strikes or disputes;
●
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's cost of financing or otherwise adversely affect Diageo's financial results;

●	movements in the value of the assets and liabilities related to Diageo's pension plans;
●	Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
●	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2020 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2021.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors' responsibilities

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

●
the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU and give a true and fair view of the assets, liabilities, financial position and profit and loss of the group;

●	the interim management report includes a fair review of the information required by:
(a)  DTR 4.2.7R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)  DTR 4.2.8R of the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the last annual report that could do so.

The directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Nicola Mendelsohn and Ireena Vittal.

Webcast, presentation slides and transcript

At 07.15 (UK time) on Thursday 28 January 2021, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo's interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call and replay

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 28 January at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0)330 336 9105
From the UK (free call):	0800 358 6377
From the USA:	+1 323 794 2093
From the USA (free call):	866 548 4713

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0)20 7660 0134
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Lavanya Chandrashekar	+1 973 979 4551
	Lucinda Baker	+44 (0) 7974 375 550
	Belinda Brown	+44 (0) 7590 810246
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642 561
	Dominic Redfearn	+44 (0) 7971 977 759
	Francesca Olivieri	+44 (0) 7523 930 130
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 28 January 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary